EXHIBIT 99.1

Endeavour Silver Continues to Confirm High-Grade Structures During its 2024/2025 Drill Program at Pitarrilla

VANCOUVER, British Columbia, June 03, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report positive drill results from its exploration program at its 100% owned Pitarrilla project in Durango, Mexico. The focus of the drill program is to further define the geometry of multiple, sub-vertical, mineralized feeder structures and the mineralized manto that was initially outlined by historical drilling. Drilling from surface and underground has been successful in intersecting high-grade silver, zinc and lead mineralization and provides additional confidence required to upgrade existing mineral resources.

Highlighted Drill Results from Casas Blancas Vein

  1,127 gpt Ag, 1.40% Pb and 4.36% Zn for for 1,319 gpt AgEq over 2.08 m ETW, including 4,630 gpt Ag, 2.26% Pb and 3.49% Zn for for 4,814 gpt AgEq over 0.20 m ETW in hole BPD-505
  893 gpt Ag, 2.06% Pb and 2.56% Zn for for 1,038 gpt AgEq over 3.97 m ETW, including 5,090 gpt Ag, 9.22% Pb and 0.84% Zn for for 5,363 gpt AgEq over 0.23 m ETW in hole BPD-506
  232 gpt Ag, 1.05% Pb and 8.79% Zn for for 573 gpt AgEq over 4.10 m ETW, including 973 gpt Ag, 2.47% Pb and 33.94% Zn for for 2,246 gpt AgEq over 0.46 m ETW in hole BPD-501

Highlighted Drill Results from Danna Vein

  2,481 gpt Ag, 2.39% Pb and 4.57% Zn for for 2,707 gpt AgEq over 1.03 m ETW, including 4,520 gpt Ag, 4.35% Pb and 7.96% Zn for for 4,918 gpt AgEq over 0.54 m ETW in hole BPU-005
  307 gpt Ag, 2.11% Pb and 2.26% Zn for for 443 gpt AgEq over 5.22 m ETW, including 1,020 gpt Ag, 14.30% Pb and 14.25% Zn for for 1,904 gpt AgEq over 0.52 m ETW in hole BPU-014
  322 gpt Ag, 1.57% Pb and 3.65% Zn for for 493 gpt AgEq over 7.37 m ETW, including 922 gpt Ag, 6.43% Pb and 12.55% Zn for for 1,538 gpt AgEq over 0.55 m ETW in hole BPU-019

Highlighted Drill Results from Victoria Vein

  221 gpt Ag, 2.98% Pb and 6.39% Zn for for 527 gpt AgEq over 2.34 m ETW, including 495 gpt Ag, 6.91% Pb and 15.75% Zn for for 1,238 gpt AgEq over 0.30 m ETW in hole BPU-017
  643 gpt Ag, 5.81% Pb and 6.93% Zn for for 1,043 gpt AgEq over 1.51 m ETW, including 1,015 gpt Ag, 9.15% Pb and 8.78% Zn for for 1,569 gpt AgEq over 0.91 m ETW in hole BPU-018

Highlighted Drill Results from Manto Pitarrilla

  129 gpt Ag, 0.84% Pb and 2.55% Zn for for 242 gpt AgEq over 247 m, including 716 gpt Ag, 4.19% Pb and 6.61% Zn for for 1,062 gpt AgEq over 1.00 m and 2,680 gpt Ag, 24.03% Pb and 18.90% Zn for for 3,987 gpt AgEq over 0.60 m in hole BPU-022

Abbreviations include: gpt: grams per tonne; Ag: silver; Pb: lead; Zn: zinc; ETW: estimated true width; m: metre. Silver equivalents are calculated using prices of $26/oz for silver, $1.00/lb for lead and $1.35/lb for zinc. Variable amounts of gold and copper occur but have not been included in the AgEq calculation.

Drilling Context

The simplified geology of the Pitarrilla deposit includes three mineralized domains (Figure 5).

  Upper volcanics, primarily of andesitic composition
  Conglomerate (Manto Pitarrilla), flat lying, strata-bound with massive replacement mineralization
  Lower marine sediments

In addition, at least four sulphide mineralized veins (Casas Blancas, Victoria, Danna, and Palmito) and two sulphide mineralized dykes (Cuchara and Pena) have been identified. Drilling has confirmed that all structures originate below the marine sediments, extend through Manto Pitarrilla, and into the upper volcanics. These feeder structures remain open at depth.

Between September 2024 and April 2025, an additional 31 drill holes totaling 11,200 metres have been completed. 4,360 metres from 12 holes collared from surface and 6,839 metres from 19 holes from underground drill stations. The Danna vein returned the widest mineralized interval with results up to 7.4 metres in estimated true width from hole BPU-019, while two of three holes that intersected Casas Blancas returned economic grades over 4.0 metres in estimated true width (BPD-501 and BPD-506).

Drill hole BPU-022 was drilled at a low angle (-22.5 degrees) through the horizontal lying Manto Pitarrilla and returned 247 m (apparent width) of 254 gpt AgEq (see figure 5). Due to the irregular geometry of the Manto Pitarrilla, true width is variable, however drill data estimates the dimensions to be approximately 400 metres wide and up to 100 metres high in some parts.

Table 1. Surface Diamond Drill Results

Hole	Structure	From	To	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
BPD-501	Casas Blancas	361.50	367.20	4.10	0.05	232	0.04	1.05	8.79	573
	Including	362.75	363.35	0.46	0.12	973	0.08	2.47	33.94	2,246
	Norma	406.80	410.10	2.84	0.10	302	0.04	1.72	1.75	410
	Including	407.90	408.50	0.52	0.07	442	0.08	2.66	3.05	621
BPD-505	Hw Casas Blancas	211.65	218.30	3.43	0.06	272	0.04	0.46	5.77	489
	Including	216.90	217.30	0.21	0.72	641	0.05	0.83	28.00	1,660
	Casas Blancas	224.00	228.00	2.08	0.13	1,127	0.05	1.40	4.36	1,319
	Including	225.70	226.10	0.20	0.07	4,630	0.18	2.26	3.49	4,814
	Norma Projection	305.80	309.95	3.08	0.06	235	0.04	1.01	1.41	311
	Including	307.30	308.00	0.52	0.08	354	0.04	0.94	0.54	398
	Victoria	374.55	377.10	1.08	0.02	65	0.10	0.99	1.55	146
	Including	375.55	376.00	0.19	0.04	72	0.12	1.37	1.71	169
BPD-506	Casas Blancas	209.00	218.40	3.97	0.04	893	0.04	2.06	2.56	1,038
	Including	212.00	212.55	0.23	0.15	5,090	0.08	9.22	0.84	5,363
	Norma Projection	362.55	364.35	1.20	0.17	188	0.01	0.65	0.46	221
	Including	362.55	363.20	0.43	0.41	319	0.02	1.39	0.69	380
	Victoria	436.50	444.00	3.64	0.17	565	0.05	1.30	1.47	652
	Including	439.50	441.00	0.73	0.28	1,350	0.11	2.15	3.22	1,521

*Drill holes BPD-502, BPD-503, BPD-504, BPD-507, BPD-508, BPD-509, BPD-510, BPD-511 and BPD-512 returned no significant results

Table 2. Underground Diamond Drill Results, Vein Intercepts

Hole	Structure	From	To	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
BPU-004	Casas Blancas Projection	181.25	183.50	1.69	0.07	170	0.91	0.05	0.89	203
	Including	181.45	182.00	0.41	0.01	243	1.56	0.07	2.92	349
	Palmito	248.90	251.00	1.46	0.48	76	0.02	0.30	0.82	113
	Including	249.80	250.05	0.17	0.20	583	0.08	2.24	6.37	869
	Hw Danna	269.25	271.00	1.69	0.00	103	0.24	0.63	1.89	187
	Including	269.25	269.95	0.68	<0.005	135	0.44	0.63	1.95	221
	Danna Projection	316.15	317.70	1.25	0.00	82	0.01	0.18	0.24	96
	Victoria	359.80	361.10	1.10	0.00	84	0.01	0.29	0.12	95
BPU-005	Palmito	163.55	164.95	1.32	0.31	134	0.01	0.56	0.80	177
	Including	163.55	164.20	0.61	0.63	170	0.01	1.17	0.86	232
	Danna	340.35	341.40	1.03	0.13	2,481	1.18	2.39	4.57	2,707
	Including	340.85	341.40	0.54	0.22	4,520	2.14	4.35	7.96	4,918
BPU-006	Palmito Projection	184.45	185.95	1.30	0.01	31	0.02	0.18	0.76	63
	Hw Danna	246.85	248.50	1.65	0.02	175	0.03	1.89	3.28	342
	Including	247.75	248.50	0.75	0.05	124	0.07	1.47	6.58	397
	Danna	278.20	280.50	2.22	0.03	189	0.14	2.09	2.84	345
	Including	280.30	280.50	0.19	0.23	1,780	1.03	21.00	14.35	2,845
	Victoria	348.65	350.50	1.37	0.02	132	0.03	1.27	1.43	216
	Including	350.30	350.50	0.17	0.13	915	0.24	9.30	9.07	1,483
BPU-007	Palmito Projection	85.10	90.40	3.04	0.01	150	0.11	1.72	4.77	365
	Including	90.05	90.40	0.33	0.03	579	0.07	7.25	6.41	998
	Danna	170.00	171.50	0.96	0.04	78	0.10	0.37	0.61	110
	Including	171.20	171.50	0.19	0.17	354	0.43	1.66	2.72	494
	Victoria Projection	327.85	333.60	3.69	0.13	214	0.03	0.62	1.11	270
	Including	327.85	329.05	0.88	0.35	364	0.07	1.18	2.24	475
BPU-008	Palmito	78.70	80.45	1.60	0.18	403	0.02	3.15	2.09	561
	Including	79.45	80.45	0.91	0.15	555	0.02	5.00	2.20	765
	Danna Projection	122.80	123.75	0.95	0.03	53	0.01	0.35	2.63	156
	Including	122.80	123.75	0.95	0.03	53	0.01	0.35	2.63	156
BPU-009	Palmito	60.90	62.45	1.55	0.00	13	0.02	0.02	8.51	317
	Including	61.70	61.90	0.20	<0.005	21	0.02	0.03	14.40	535
	Danna	187.05	188.20	1.08	1.05	126	0.00	0.44	0.16	144
	Including	187.60	188.20	0.56	1.28	208	0.00	0.67	0.28	236
	Victoria	222.35	223.50	1.08	0.12	304	0.04	3.54	3.04	506
	Including	222.55	222.75	0.19	0.44	1,605	0.17	19.58	9.01	2,442
	Fw Victoria	279.35	281.25	1.22	0.51	34	0.02	0.22	2.65	134
	Including	280.35	281.25	0.58	1.04	46	0.02	0.41	3.27	173
BPU-010	Palmito	59.05	60.55	1.36	0.00	9	0.01	0.03	6.05	225
	Including	59.05	59.70	0.59	<0.005	11	0.01	0.04	6.76	253
	Danna	166.65	167.75	1.00	0.36	11	0.00	0.05	0.03	13
	Including	166.65	166.95	0.27	0.86	26	0.00	0.11	0.02	29
BPU-011	Palmito	47.60	51.00	3.06	0.02	58	0.02	0.19	9.64	407
	Including	47.60	48.20	0.54	0.03	61	0.06	0.21	34.75	1,303
	Danna	182.20	184.05	1.09	0.97	13	0.00	0.08	0.04	17
	Including	183.45	184.05	0.35	2.85	23	0.00	0.03	0.03	25
	Victoria	302.65	304.30	1.48	0.04	317	0.04	4.84	3.30	562
	Including	302.65	303.00	0.31	0.09	1,000	0.10	15.25	7.52	1,670
BPU-012	Palmito	92.10	93.85	1.15	0.47	69	0.02	0.45	5.80	288
	Including	93.10	93.85	0.49	0.32	116	0.03	0.74	8.65	443
	Danna	182.60	184.60	1.00	0.01	6	0.00	0.07	0.15	14
BPU-013	Palmito	68.50	69.85	1.33	0.22	56	0.03	0.07	2.43	145
	Including	69.05	69.85	0.79	0.29	55	0.04	0.08	3.00	164
	Danna	155.20	156.55	1.00	0.18	81	0.04	0.62	1.35	146
	Including	156.00	156.55	0.41	0.34	136	0.04	1.18	2.49	256
BPU-014	Palmito	94.90	96.00	1.01	0.15	87	0.09	0.37	4.84	270
	Including	95.25	96.00	0.69	0.14	84	0.09	0.33	5.60	292
	Danna	226.60	232.15	5.22	0.12	307	0.14	2.11	2.26	443
	Including	226.60	227.15	0.52	0.93	1,020	0.28	14.30	14.25	1,904
BPU-015	Palmito	85.00	86.20	0.95	0.06	18	0.02	0.06	2.81	120
	Including	85.00	85.35	0.28	0.09	18	0.03	0.03	6.61	254
	Danna	267.80	272.25	3.41	0.07	368	0.10	1.72	3.33	532
	Including	270.40	271.40	0.77	0.11	846	0.28	0.48	6.87	1,103
BPU-016	Palmito	87.50	89.25	1.08	0.28	90	0.04	0.60	7.80	383
	Including	87.50	88.25	0.46	0.59	70	0.04	0.48	12.10	514
	Danna	271.20	274.15	1.47	0.03	49	0.02	0.99	3.44	197
	Including	271.20	271.45	0.13	0.04	74	0.06	1.08	17.75	734
BPU-017	Palmito	68.30	69.90	1.24	0.10	34	0.00	0.05	5.73	239
	Including	69.30	69.90	0.47	0.22	47	0.00	0.04	10.35	416
	Danna	156.00	157.50	1.15	0.02	206	0.02	3.05	1.80	351
	Victoria	305.35	308.05	2.34	0.04	221	0.07	2.98	6.39	527
	Including	305.90	306.25	0.30	0.07	495	0.15	6.91	15.75	1,238
BPU-018	Palmito	67.00	68.05	0.96	0.50	12	0.01	0.01	8.20	304
	Danna Projection	171.30	172.40	1.03	0.02	265	0.08	1.63	2.51	398
	Including	171.90	172.40	0.47	0.04	518	0.18	2.59	4.95	763
	Victoria	340.65	342.80	1.51	0.08	643	0.15	5.81	6.93	1,043
	Including	341.50	342.80	0.91	0.12	1,015	0.23	9.15	8.78	1,569
BPU-019	Palmito	80.50	82.60	1.22	0.03	31	0.01	0.04	1.52	86
	Danna Projection	169.75	179.10	7.37	0.10	322	0.24	1.57	3.65	493
	Including	178.40	179.10	0.55	0.27	922	1.39	6.43	12.55	1,538
	Victoria Projection	355.65	361.75	4.08	0.03	134	0.03	1.67	1.66	237
	Including	356.65	357.65	0.67	0.04	212	0.04	2.65	2.03	354
BPU-020	Palmito	73.20	75.60	1.20	0.01	14	0.00	0.02	13.18	484
	Including	75.25	75.60	0.17	<0.005	18	0.01	0.01	15.75	579
	Danna	209.50	210.90	1.15	0.16	938	0.37	3.16	4.97	1,198
	Including	209.50	209.90	0.33	0.44	2,930	1.07	7.28	11.60	3,535
	Victoria Projection	376.45	377.90	1.14	0.13	326	0.10	2.74	6.36	625
	Including	376.00	376.45	0.27	0.23	924	0.24	7.78	14.60	1,649
BPU-021	Palmito	67.15	69.10	1.60	0.06	64	0.01	0.11	1.19	109
	Including	67.15	68.15	0.82	0.11	99	0.01	0.18	1.63	162
	Danna	185.75	188.65	2.56	0.21	558	0.34	1.67	3.16	715
	Including	172.70	195.75	20.35	0.11	325	0.12	1.13	1.99	426
BPU-022	Palmito	149.50	151.10	1.28	0.05	199	0.03	1.78	4.44	404
	Including	149.50	150.60	0.88	0.08	250	0.02	2.22	3.11	419

Table 3. Manto Pitarrilla

Hole	Structure	From	To	Apparent Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
BPU-008	Manto Pitarrilla	78.70	151.00	72.30	0.05	64	0.01	0.49	2.53	167
	Including	90.10	90.60	0.50	0.09	719	0.02	7.95	14.65	1,450
	Including	141.50	142.50	1.00	0.02	463	0.07	4.78	8.34	886
BPU-009	Manto Pitarrilla	60.90	173.70	112.80	0.05	41	0.08	0.27	1.67	107
	Including	133.90	134.30	0.40	0.01	203	0.70	0.91	25.40	1,131
BPU-010	Manto Pitarrilla	57.60	142.00	84.40	0.04	75	0.08	0.34	3.79	219
	Including	133.60	134.60	1.00	0.03	387	0.74	0.92	20.60	1,144
BPU-011	Manto Pitarrilla	45.10	132.00	86.90	0.08	36	0.02	0.16	1.77	103
	Including	45.10	45.35	0.25	3.62	129	0.03	0.82	5.88	360
	Including	69.55	70.30	0.75	0.01	8	0.01	0.00	18.65	672
BPU-012	Manto Pitarrilla	73.50	132.85	59.35	0.15	24	0.01	0.16	3.40	149
	Including	86.60	87.60	1.00	0.01	137	0.04	1.10	13.85	659
	Including	95.65	96.65	1.00	0.07	76	0.03	0.79	7.98	381
BPU-013	Manto Pitarrilla	60.80	116.95	56.15	0.10	20	0.02	0.06	0.98	57
	Including	61.80	62.80	1.00	0.01	47	0.02	0.10	3.15	162
	Including	107.60	108.60	1.00	0.16	124	0.03	0.16	0.41	143
BPU-014	Manto Pitarrilla	64.05	115.00	50.95	0.07	39	0.02	0.23	1.90	113
	Including	70.85	71.50	0.65	0.06	23	0.01	0.09	11.25	426
	Including	114.00	115.00	1.00	0.86	432	0.04	2.23	1.45	542
BPU-015	Manto Pitarrilla	52.35	116.70	64.35	0.09	27	0.01	0.17	2.70	128
	Including	62.00	63.00	1.00	<0.005	16	0.01	0.03	13.95	513
	Including	99.70	100.60	0.90	<0.005	120	0.01	1.23	2.59	245
BPU-016	Manto Pitarrilla	68.30	105.00	36.70	0.35	46	0.02	0.26	2.02	125
	Including	84.00	85.00	1.00	0.04	119	0.04	0.64	3.68	267
	Including	92.05	93.00	0.95	0.02	98	0.08	0.62	8.52	417
BPU-017	Manto Pitarrilla	66.70	117.80	51.10	0.08	47	0.04	0.34	1.35	104
	Including	66.70	67.50	0.80	<0.005	10	0.01	0.02	5.16	194
	Including	102.65	103.35	0.70	0.13	377	0.16	3.85	1.36	527
BPU-018	Manto Pitarrilla	58.80	131.20	72.40	0.07	23	0.02	0.14	1.14	67
	Including	64.45	65.45	1.00	0.15	11	0.01	0.04	6.98	261
	Including	99.60	100.60	1.00	0.05	116	0.03	0.63	0.89	164
BPU-019	Manto Pitarrilla	62.50	118.55	56.05	0.08	11	0.02	0.03	1.01	48
	Including	67.75	68.50	0.75	0.01	45	0.03	0.25	3.08	161
	Including	116.00	116.80	0.80	1.20	21	0.03	0.05	2.92	126
BPU-020	Manto Pitarrilla	59.60	127.15	67.55	0.08	32	0.01	0.15	2.03	108
	Including	72.20	73.20	1.00	<0.005	12	0.00	0.04	6.88	258
	Including	104.30	105.30	1.00	0.35	202	0.05	1.02	6.32	454
BPU-021	Manto Pitarrilla	61.00	127.40	66.40	0.07	24	0.02	0.09	1.64	85
	Including	63.00	64.00	1.00	0.01	13	0.01	0.05	14.40	527
	Including	105.00	106.00	1.00	0.01	88	0.04	0.69	1.86	173
BPU-022	Manto Pitarrilla	149.50	396.55	247.05	0.05	129	0.09	0.84	2.55	242
	Including	154.10	155.10	1.00	0.04	110	0.05	1.05	11.00	529
	Including	197.60	198.60	1.00	0.08	142	0.06	1.23	15.55	728
	Including	278.50	279.50	1.00	0.03	716	0.63	4.19	6.61	1,062
	Including	314.75	315.35	0.60	0.29	2,680	2.38	24.03	18.90	3,987
	Including	361.40	362.00	0.60	0.40	604	0.07	3.95	3.74	841

(1) Note: No capping has been applied but high-grade intervals have been highlighted. True width has been calculated from interpreted sections. Gold (Au) and copper (Cu) have been excluded in the AgEq calculation.

Figure 1. Casas Blanca Longitudinal Section

Figure 2. Victoria Longitudinal Section

Figure 3. Danna Longitudinal Section

Figure 4. Palmito Longitudinal Section

Figure 5. Cross Section – Manto Pitarrilla

Since acquiring the Pitarrilla Project in July 2022, Endeavour has undertaken an extensive re-logging of historical drill core to enhance its understanding of the deposit’s geology and mineralization controls. The Company has prioritized the identification and delineation of multiple high-grade feeder structures, which are believed to be the primary conduits for the silver, lead, and zinc sulphide mineralization. These structures are interpreted to extend into the high-grade manto, initially outlined by the previous owner. A Technical Report supporting updated Mineral Resource Estimates was published on November 21, 2022 (refer to news release dated December 8, 2022).

Pitarrilla is a large undeveloped silver, lead, and zinc project located 160 kilometres north of Durango City, in northern Mexico. The project is within the Municipality of Santa María del Oro and Indé on the eastern flank of the Sierra Madre Occidental mountain range. The property comprises 4,752 hectares across five concessions and has significant infrastructure in place with direct access to utilities. A significant resource has been defined with over 240,000 metres of exploration drilling incurred to date. A number of key permits are already in place for underground mining and development, including permits for water use and discharge, general use of explosives, change use of soil, as well as underground mining and development which are permitted under an Environmental Impact Statement.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Mexico for sample preparation and then for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango, Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and/or ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP-AES / ICP-OES finish and gold was assayed by 30-gram fire assay with atomic absorption (“AA”) spectroscopy finish. Over limit analyses for silver were re-assayed by 30-gram fire assay and gravimetric finish and for lead and zinc re-assayed using an ore-grade four-acid digestion with ICP-AES / ICP-OES finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company’s quality assurance / quality control protocol.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated work program at Pitarrilla, areas of focus and priorities for the work program at Pitarrilla, a future economic study at Pitarrilla, Pitarrilla’s potential to create shareholder value, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance; the reliability of Mineral Resource Estimates; results of the work program at Pitarrilla; the ongoing effects of inflation and supply chain issues on mine economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining input and labour; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Peruvian sol, Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource Estimates; anticipated results of the work program at Pitarrilla, work programs will continue and will be completed in accordance with management’s expectations and achieve their stated outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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